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                                                           Exhibit 99(a)(5)(vii)

FOR IMMEDIATE RELEASE
October 21, 2002

                   THE DRESS BARN, INC. ANNOUNCES PRELIMINARY
                          RESULTS OF SELF-TENDER OFFER

        Suffern, New York, October 21, 2002 -- The Dress Barn, Inc. (Nasdaq:
DBRN), one of the nation's leading specialty store chains offering value-priced women's career and casual fashions, today announced the preliminary results of its modified Dutch Auction tender offer, which expired at 5:00 p.m., eastern time, on Friday, October 18, 2002.

        Based on a preliminary count by the depositary for the tender offer, 9,271,425 shares of common stock were properly tendered and not withdrawn at a price of $15.00 per share. Dress Barn expects to purchase 8,000,000 shares, resulting in a proration factor of approximately 87% of the shares tendered.

         Elliot S. Jaffe, Chairman of the Board, commented, "We are delighted with the successful completion of our tender offer. This marks an important step in our ongoing efforts to enhance shareholder value. In addition, we still have approximately $50 million authorized under our previously announced stock repurchase program."

         All "odd lot" shares properly tendered at the $15.00 purchase price will be purchased before any proration is done. Of the 9,271,425 shares tendered, approximately 2,920,454 shares were tendered through notice of guaranteed delivery. Because the number of shares tendered at the $15 purchase price exceeded the number of shares Dress Barn expects to purchase, the number of shares accepted for payment by Dress Barn (after Dress Barn's purchase of all of the "odd lot" shares) will be prorated based on the total number of shares properly tendered by each shareholder in accordance with the terms of the tender offer at the $15.00 purchase price. The proration factor, the number of shares to be purchased and the price per share are preliminary, are based on a substantial portion of the shares tendered through notice of guaranteed delivery being validly tendered and are subject to verification by the depositary. The final proration factor will be announced promptly following completion of the verification process.

         Dress Barn may, in the future, purchase additional shares of its common stock pursuant to its previously announced stock repurchase program, although Dress Barn and its affiliates are prohibited from repurchasing shares until at least ten business days after October 18, 2002.

         Any questions with regard to the tender offer may be directed to D. F. King & Co., Inc., the Information Agent, at 800-431-9633. The Dealer Manager for the tender offer was Bear, Stearns & Co. Inc.

        Statements herein which are not historical in nature are "forward-looking statements," within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially. Such factors may be described in Dress Barn's filings with the Securities and Exchange Commission, including Dress Barn's Annual Report on Form 10-K for the fiscal year ended July 28, 2002. Dress Barn does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that Dress Barn's projected results expressed or implied therein will not be realized.